

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06030857



April 3, 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/3/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letter dated February 7, 2006 concerning the shareholder proposal submitted to GM by Richard A. Siegal. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Richard A. Siegal
P.O. Box 3312
Warminster, PA 18974



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 30, 2005 from Richard A. Siegal (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal would request that GM cease production of and recall certain vehicles.

General Motors intends to omit the proposal under Rule 14a-8(i)(f)(1), since the proponent has not provided evidence of his ownership of GM stock.

According to GM's transfer agent, Mr. Siegal was not a record owner of GM stock, so on January 3, GM sent a letter by Express Mail notifying him of the deficiency to the post office box indicated on his letterhead (Exhibit B). GM's letter requested evidence of any additional stock ownership that would satisfy the ownership requirements of Rule 14a-8(b)(1) and described what type of evidences would be acceptable under Rule 14a-8(b)(2)(i) and (ii). A copy of Rule 14a-8 was included with GM's letter.

On January 20, the Post Office returned the package including the letter to GM, with the indication that it was unclaimed after three delivery attempts (Exhibit C), Mr. Siegal faxed a message that he had received notification of attempted delivery of a package that was erroneously unclaimed and requesting that GM attempt redelivery of the package (Exhibit D), and the package was resent by Express Mail for delivery the next day with a cover letter from GM repeating the information about the need for evidence of stock ownership (Exhibit E). Although the Postal Service has informed us that the letter was delivered (Exhibit F), we have not received any further communication from Mr. Siegal.

General Motors' letter to Mr. Siegal notifying him under Rule 14a-8(f)(1) that he was required to furnish acceptable evidence of stock ownership within 14 days of receipt was delivered to the address that he provided with his proposal on January 4, 2006, so that the period for responding expired on January 18, 2006 (if not sooner). Despite our request, the proponent has not provided any information about the circumstances under which the package including the original notification was "erroneously unclaimed," so that there does not seem to be any reason not to conclude that he failed to provide evidence of stock ownership within the required period, so that his proposal may be omitted under Rule 14a-8(f)(1).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Richard A. Siegal

EXHIBIT A

MICROWAVE INNOVATIONS
RF Engineering Solutions

121 Friends Lane, Suite 400
Newtown, PA 18940
Phone: 215-497-0607, Fax 215-497-0609

Fax

To:	GMC Attn: Secretary	**From:**	Richard A. Siegal
Fax:	313-667-3166	**Pages:**	3
Phone:		**Date:**	12/30/2005
Re:	Stockholder Proposal	**CC:**	

☐ **Urgent** X **For Review** ☐ **Please Comment** ☐ **Please Reply**

- **Comments:**

See attached letter.

Richard A. Siegal
P.O. Box 3312
Warminster, PA 18974
215-794-9000

Secretary
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265

Re: Stockholder Proposal

Dear Secretary,

As a stockholder in the corporation, and more importantly as a member of the human race, I here-by submit the following stockholder proposals for inclusion in the voting to take place during the upcoming 2006 annual meeting.

This proposal relates to the fact that General Motors corporation has a Policy which relates to that of a higher than expected oil consumption. Document ID 1370475, titled: Info- Higher than expected oil consumption (greater than 8500# GWV) #03-06-01-023, 2004 Chevy Subruban-4wd.

This policy is summarized as stating that oil consumption of 1-qt/100 gals of fuel is acceptable.

The acceptance of this consumption and establishment of this policy is adversely effecting the environment by allowing less than "clean" motors to exist in the public, thus generating excessive emissions and as a minimum consuming a non-exhaustible resource at a greater rate than is required.

This stockholder has first hand evidence that this policy is even extended to product, which consumes 1 qt of oil for every 400 miles of operation.

It is therefore proposed that General motors cease production of any and all vehicles which are burning/consuming oil at a rate of 1qt/ 100 gals of fuel and remove any previously shipped product from operation by offering a recall notice for any and all such vehicles.

Additionally, it is further proposed that General Motors works in cooperation with the EPA to establish tighter oil consumption usage criteria as it is in the best interest of the environment. As a minimum, the corporation should voluntarily provide all statistics on the oil consumption of all products supplied to assist the EPA in establishing a manufacturing guideline for acceptable oil consumption on production vehicles.

Thank you for your consideration and you affirmative vote on this shareholder proposal.

Regards,


12-30-2005

Richard A. Siegal

cc: US EPA Region 3
Environmental Protection Agency
Greenpeace
Wall Street Journal

EXHIBIT B



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

flc

January 3, 2006

BY EXPRESS MAIL
Richard A. Siegal
P.O. Box 3312
Warminster, PA 18974

Dear Mr. Siegal:

General Motors has received your letter sent on December 30, 2005 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership from our records. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information).

Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter.

Please direct your letter to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24).

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

EXHIBIT C

CALL 1-800-222-1811 FOR PICKUP OR TRACKING ... YOUR ...



UNITED STATES POSTAL SERVICE

9251

DETROIT, MI
48243
JAN 03 '06
AMOUNT

$13.65
00076817-01

Recycled Paper



EXPRESS MAIL

UNITED STATES POSTAL SERVICE®

www.usps.com

POSTAGE REQUIRED
DOMESTIC USE ONLY

HOW TO USE:



E Q 3 2 2 5 7 5 4 4 1 U S

PRESS HARD. YOU ARE MAKING 3 COPIES

ORIGIN (POSTAL SERVICE USE ONLY)

PO ZIP Code	Day of Delivery	Postage
48243	☐ Next ☑ 2nd ☐ 2nd Del. Day	$ 13.65
Date Accepted: Mo. 1 Day 3 Year 06	Scheduled Date of Delivery: Month 1 Day 5 06	Return Receipt Fee $
Time Accepted: 4:35 ☐ AM ☑ PM	Scheduled Time of Delivery: ☐ Noon ☑ 3 PM	COD Fee $ / Insurance Fee $
Flat Rate ☐ or Weight: 2 lbs. 00 ozs.	Military: ☐ 2nd Day ☐ 3rd Day	Total Postage & Fees $ 13.65
	Int'l Alpha Country Code	Acceptance Emp. Initials

FROM: (PLEASE PRINT) PHONE ( )

[illegible handwritten address]

FOR PICKUP OR TRACKING

Visit **www.usps.com**

Call 1-800-222-1811

EMS

EXPRESS MAIL
UNITED STATES POSTAL SERVICE®

Addressee Copy
Label 11-B, March 2004

Post Office To Addressee

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time		Employee Signature
Mo. 1 Day 4		☐ AM ☑ PM	[signature]
Delivery Attempt: Mo. 1 Day 5		☐ AM ☐ PM	[signature]
Delivery Date: Mo. 1 Day 19		☐ AM ☐ PM	[signature]

CUSTOMER USE ONLY

☐ WAIVER OF SIGNATURE (Domestic Mail Only) Additional merchandise insurance is void if customer requests waiver of signature. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend ☐ Holiday ☐ Mailer Signature

TO: (PLEASE PRINT) PHONE ( )

[illegible handwritten address]

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.


RETURNED TO SENDER

REASON CHECKED
Unclaimed ✓ Refused
Attempted-Not known
Insufficient Address
No such street ___ number
No such office in state
Do not remail in this envelope

CLAIMED

...elope. ...he ...how many ...ail box. ...ay only

This packaging is the property of the U.S. Postal Service and is provided solely for use in sending Express Mail. Misuse may be a violation of federal law.

EP-13F February 2002

EXHIBIT D

Anne – Is this [illegible] to something you sent to him? rep

RECEIVED
JAN 19 2006
OFFICE OF SECRETARY
DETROIT

Fax

To:	Secretary	**From:**	Rich Siegal
Fax:	313-667-3166	**Pages:**	1
Phone:		**Date:**	1/19/2006
Re:	Stockholder proposal	**CC:**	

☐ **Urgent** x **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

Dr Secretary,

I received notification of an attempted package delivery via Postal express. Package Number: EQ322575441US. This package was erroneously unclaimed. I assume it related to my proposal submitted 12/31/05.

Please attempt redelivery of this package.

Regards,

Richard Siegal
PO Box 3312
Warminster PA 18974
215-794-9000

EXHIBIT E



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

fe

January 20, 2006

BY EXPRESS MAIL
Richard A. Siegal
P.O. Box 3312
Warminster, PA 18974

Dear Mr. Siegal:

We sent the enclosed information to you on January 3, and it appears from the return label that the Postal Service attempted to deliver it to you on January 4, January 5, and January 19. It has now been returned to us as unclaimed, which is consistent with the message you faxed us today.

The information that we sent on January 3 explained that GM requires proof from you that as of the date you submitted your stockholder proposal, you had owned at least $2,000 worth of GM stock for at least one year. The letter and sections 2(i) and 2(ii) of the answer to Question 2 of Rule 14a-8 (which is attached to our January 3 letter) describe what kind of proof would be acceptable.

Please note that, as described in our January 3 letter, unless you send your proof of stock ownership no later than 14 days after you receive our notice that such evidence is required, GM may omit your proposal. It seems that the Postal Service attempted to deliver the package to your post office box as early as January 4, and your fax states that this package was "erroneously unclaimed." Could you explain the circumstances under which the package was not claimed so that we can determine when the 14-day response period should be deemed to have begun?

Please direct your answer and proof of ownership to me at the address below, including the MC.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

CALL 1-800-222-1811 FOR PICKUP OR TRACKING



DETROIT, MI 48243
JAN 03 '06
AMOUNT
$13.65
00076817-01

9251

POSTAGE REQUIR
DOMESTIC USE O



EXPRESS MAIL

UNITED STATES POSTAL SERVICE®

www.usps.com

HOW TO USE:

PRESS HARD. YOU ARE MAKING 3 COPIES



EQ322575441US

Aune Lariv

ORIGIN (POSTAL SERVICE USE ONLY)

PO ZIP Code	Day of Delivery	Postage
48243	☐ Next ☑ 2nd ☐ 2nd Del. Day	$ 13.65
Date Accepted: 1-3-06 (Mo. Day Year)	Scheduled Date of Delivery: 1-5-06 (Month Day)	Return Receipt Fee $
Time Accepted: 4:35 ☐ AM ☑ PM	Scheduled Time of Delivery: ☐ Noon ☑ 3 PM	COD Fee $ / Insurance Fee $
Flat Rate ☐ or Weight: 2 lbs. 00 ozs.	Military: ☐ 2nd Day ☐ 3rd Day	Total Postage & Fees $ 13.65
	Int'l Alpha Country Code	Acceptance Emp. Initials

FROM: (PLEASE PRINT) PHONE ( )

FOR PICKUP OR TRACKING
Visit www.usps.com
Call 1-800-222-1811
EMS

EXPRESS MAIL

UNITED STATES POSTAL SERVICE®

Addressee Copy
Label 11-B, March 2004

Post Office To Addressee

DELIVERY (POSTAL USE ONLY)

	Time	Employee Signature
Delivery Attempt: Mo. 1 Day 4	☐ AM ☑ PM	
Delivery Attempt: Mo. 1 Day 5	☐ AM ☐ PM	
Delivery Date: Mo. 1 Day 19	☑ AM ☐ PM	

CUSTOMER USE ONLY

☐ WAIVER OF SIGNATURE (Domestic Mail Only) Additional merchandise insurance is void if customer requests waiver of signature. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

☐ NO DELIVERY ☐ Weekend ☐ Holiday ☐ Mailer Signature

TO: (PLEASE PRINT) PHONE ( )

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.



RETURNED TO SENDER
REASON CHECKED
Unclaimed ✓ Refused
Attempted-Not known
Insufficient Address
No such street ___ number
No such office in state
Do not remail in this envelope

UNCLAIMED



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

January 3, 2006

BY EXPRESS MAIL
Richard A. Siegal
P.O. Box 3312
Warminster, PA 18974

Dear Mr. Siegal:

General Motors has received your letter sent on December 30, 2005 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership from our records. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information).

Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter.

Please direct your letter to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24).

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

EXHIBIT F


UNITED STATES
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Label/Receipt Number: **EQ32 2575 441U S**
Detailed Results:

- **Delivered, January 19, 2006, 8:26 am, DETROIT, MI 48265**
- **Notice Left, January 18, 2006, 11:10 am, DETROIT, MI 48265**
- **Enroute, January 18, 2006, 6:55 am, DETROIT, MI 48242**
- **Unclaimed, January 17, 2006, 4:15 pm, WARMINSTER, PA**
- **Notice Left, January 05, 2006, 4:39 pm, WARMINSTER, PA 18974**
- **Arrival at Pick-Up-Point, January 04, 2006, 1:14 pm, WARMINSTER, PA 18974**
- **Arrival at Unit, January 04, 2006, 1:12 pm, WARMINSTER, PA 18974**
- **Enroute, January 04, 2006, 10:08 am, SOUTHEASTERN, PA 19399**
- **Enroute, January 04, 2006, 8:04 am, PHILADELPHIA, PA 19153**
- **Enroute, January 03, 2006, 7:09 pm, DETROIT, MI 48242**
- **Acceptance, January 03, 2006, 4:35 pm, DETROIT, MI 48243**

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal requests that the company cease production of certain vehicles and work with the EPA to establish tighter oil consumption usage criteria.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not responded to GM's request for documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). We also note your representation that GM's request included a copy of rule 14a-8. Accordingly, we will not recommend enforcement action to the Commission if GM excludes the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser